Exhibit 99.1

FIELD TRIP HEALTH LTD. SCHEDULES FISCAL FOURTH QUARTER AND
FULL YEAR 2022 RESULTS CONFERENCE CALL FOR THURSDAY,
JUNE 30, 2022 AT 8:30 AM ET

- Discloses Receipt Of Nasdaq Non-Compliance With Minimum Price Notice

Toronto, Ontario, June 22, 2022 - Field Trip Health Ltd. (TSX: FTRP, FTRP.WT, Nasdaq: FTRP) ("Field Trip"), a global leader in the development and delivery of psychedelic therapies, announced today that it plans to release financial results for its fiscal fourth quarter and full year ended March 31, 2022, after market close on Wednesday, June 29, 2022.

The Company will conduct a conference call and webcast to discuss its results the following morning, Thursday, June 30, 2022 at 8:30 a.m. ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13730739. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health Investor Relations website here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 p.m. ET on Thursday, July 7, 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13730739. The webcast will be archived and available in the Events and Presentations section of the Field Trip Health Investor Relations website approximately one hour after the conclusion of the live call.

Nasdaq Notification

The company has also received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Global Select Market. Nasdaq Listing Rules require listed securities to maintain a minimum bid price of US$1.00 per share, and further provide that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common shares for the 30 consecutive business days from May 4, 2022, to June 15, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Global Select Market at this time. In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until December 13, 2022, to regain compliance by virtue of its common shares having a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 13, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

As previously announced, the Company intends to consolidate its common shares on a ratio of between 5 and 1 pre-consolidation common share for each pre-consolidation common share as part of the spin out transaction expected to close in early August and, therefore, anticipates that the deficiency will be cured within the prescribed compliance period. The consolidation is subject to shareholder approval at a special meeting of shareholders to be held on June 27, 2022.

The Company expects that its common shares will continue to be listed and trade on the Nasdaq Global Select Market during these compliance periods. The Company’s business operations are not affected by the receipt of the Notification Letter. The Company is also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company’s compliance status with such listing.

For further information concerning the consolidation, please refer to Field Trip’s management information circular dated May 20, 2022 and the supplement thereto dated June 14, 2022, each available on the company’s profile on EDGAR and SEDAR.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth.

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Investor contacts:

Kathleen Heaney / Sophia Bashford

KCSA Strategic Communications

fieldtripIR@kcsa.com

Media contacts:

Rachel Moskowitz
Autumn Communications
202-276-7881
press@fieldtriphealth.com

SOURCE Field Trip Health Ltd.